Exhibit 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THIRD QUARTER ENDED

SEPTEMBER 30, 2020

SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiary companies, dated November 10, 2020, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and related notes (“consolidated interim financial statements”) as at and for the three and nine months ended September 30, 2020. It should be read in conjunction with the Company’s audited annual consolidated financial statements and annual management’s discussion and analysis for the year ended December 31, 2019, and the 2019 Annual Information Form filed on SEDAR at www.sedar.com. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net. As the Company has no operating projects at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings. All amounts contained in this document are stated in Canadian dollars unless otherwise stated.

The consolidated interim financial statements for the three and nine months ended September 30, 2020 and the comparative period 2019 have been prepared by the Company in accordance with IAS 34, Interim Financial Reporting.

Company Overview

Seabridge Gold Inc. is a company engaged in the acquisition and exploration of gold properties located in North America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price. The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own. The Company will either sell projects or participate in joint ventures towards production with major mining companies. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Seabridge’s principal projects include the KSM property located in British Columbia and the Courageous Lake property located in the Northwest Territories. In 2016, the Company acquired 100% of the common shares of SnipGold Corp. (“SnipGold”) and its 100% owned Iskut Project in British Columbia. In 2017, the Company purchased 100% of Snowstorm Exploration LLC and its Snowstorm Project in Nevada. In the second quarter in 2020, the Company purchased 100% interest in the 3 Aces gold project in Yukon. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

Results of Operations

During the current quarter, the Company recorded net income of $5.0 million, or $0.07 per share, on both basic and diluted basis, compared to a net loss of $2.5 million, or $0.04 per share, on both basic and diluted basis in the comparative period in 2019.

During the nine months ended September 30, 2020, the Company incurred net loss of $2.3 million, or $0.03 per share, on both basic and diluted basis, compared to a net loss of $8.7 million, or $0.14 per share, on both basic and diluted basis in the comparative period in 2019.

Corporate and administrative expenses, including stock-based compensation were the most significant items contributing to income and losses for the three and nine months ended September 30, 2020. These expenses and other items are discussed further below.

During the current quarter, corporate and administrative expenses included a $4.9 million reversal of stock-based compensation expense (discussed below). Cash compensation at $0.8 million remained unchanged from the comparative quarter in 2019.

For the nine months ended September 30, 2020, corporate and administrative expenses decreased by $5.7 million, from $9.4 million in 2019 to $3.7 in 2020. The decrease was mainly due to the $4.9 million reversal of stock-based compensation expense, and $0.2 million lower cash compensation. Higher cash compensation in 2019 related mainly to bonus payments earned in the first quarter 2019 by certain senior management personnel that was based on the attainment of previously defined corporate objectives.

The Company has recently refocused the compensation practices away from issuing a combination of stock options and RSUs to only issuing RSUs with shorter terms and service periods. For the three and nine months ended September 30, 2020 and 2019, the Company’s stock-based compensation expense, related to stock options and restricted share units, is illustrated in the following table:

	Three months ended September 30,		Nine months ended September 30,
($000s)	2020	2019	2020	2019
Options	(4,825)	952	(3,230)	3,326
RSUs	-	-	2,077	868
	(4,825)	952	(1,153)	4,194

During the current quarter, the Company recognized a $4.9 million reversal of stock-based compensation expense previously recognized through the statement of loss and comprehensive loss to reflect the revised estimated vesting period of non-market condition, performance vesting stock options. During the comparative three months ended September 30, 2019, the Company recognized $1.0 million of stock-based compensation expense related to the options granted between 2016 and 2019.

For the nine months ended September 30, 2020, the Company recognized $1.2 million of stock-based compensation expense which was the net result of $4.9 million reversal of stock-based compensation expense, partially offset by $3.7 million of stock-based compensation expense related to the stock-options granted between 2016 and 2018, and RSUs granted in December 2019. During the comparative nine months ended September 30, 2019, the Company recognized $4.2 million of stock-based compensation expense related to the options granted between 2016 and 2019, and RSUs granted in December 2018 and December 2019.

The Company’s stock-based compensation expense and remaining fair value to be expensed, by series of grants, related to stock options and restricted share units is illustrated on the following tables:

			($000s)
Options granted	Exercise price ($)	Number of options	Grant date fair value	Cancelled prior to 2019	Expensed prior to 2019	Expensed in 2019	Expensed in 2020	Balance to be expensed
April 27, 2015	9.00	475,000	5,774	149	1,266	-	(1,266)	5,625
May 13, 2016	17.2	50,000	499	-	499	-	(499)	499
December 19, 2016	10.45	890,833	6,317	200	5,932	185	(879)	879
December 14, 2017	13.14	605,000	4,303	-	3,529	556	(390)	608
October 11, 2018	16.94	50,000	421	-	96	238	(54)	140
December 12, 2018	15.46	568,000	4,719	-	276	3,107	(224)	1,561
June 26, 2019	17.72	50,000	416	-	-	168	82	166
				349	11,598	4,254	(3,230)	9,478

		($000s)
RSUs granted	Number of RSUs	Grant date fair value	Expensed prior to 2019	Expensed in 2019	Expensed in 2020	Balance to be expensed
December 12, 2018	68,000	1,051	183	868	-	-
December 12, 2019	139,600	2,351	-	274	2,077	-
			183	1,142	2,077	-

During the second quarter of 2020, 139,600 RSUs vested, upon the issuance of the results of a NI 43-101 Technical Report for KSM, discussed within mineral interests activities below, and 139,600 common shares were issued.

During both three and nine months ended September 30, 2020, the Company recognized $1.5 million of other income related to the flow-through share premium recorded on the financings completed in September 2019 and June 2020 (discussed below). During the three and nine months ended September 30, 2019, the Company recognized $0.5 million and $0.8 million, respectively, of other income related to the flow-through share premium recorded on the financing completed in December 2018 (discussed below).

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. For the three and nine months ended September 30, 2020, the Company recognized an increase in fair value of investments of $0.1 million and $1.2 million, respectively. During the comparative three and nine months ended September 30, 2019, the Company recognized an increase in fair value of investments of $0.2 million and $0.3 million, respectively. The change in the fair value of these investments was recorded within comprehensive income (loss) on the consolidated statements of operations and comprehensive loss. Also, during the nine months ended September 30, 2019, the Company disposed of its holdings in one investment with a fair value of $0.1 million.

The Company holds one investment in an associate that is accounted for on the equity basis. During the three and nine months ended September 30, 2020, the Company recognized $0.06 million and $0.13 million loss in the associate, respectively. During the comparative three and nine months ended September 30, 2019, the Company recognized $0.07 million and $0.16 million loss in the associate, respectively.

During the three months ended September 30, 2020, the Company recognized income tax recovery of $0.2 million primarily due to the losses incurred in the period and the recognition of previously unrecognized deferred tax assets. The tax recovery was partially offset by the deferred tax liabilities arising from exploration expenditures, that were capitalized for accounting purposes but were renounced for tax purposes. During the nine months ended September 30, 2020, the Company recognized income tax expense of $0.1 million as the renounced exploration expenditures outweighed the losses incurred, and the deferred tax assets recognized in the period.

During the comparative three months ended September 30, 2019, the Company recognized income tax expense of $0.2 million reflecting the deferred tax liabilities arising from exploration expenditures, that were capitalized for accounting purposes but were renounced for tax purposes. The tax expense was partially offset by the tax recovery resulting from the losses during the period. During the comparative nine months ended September 30, 2019, the Company recognized income tax recovery of $0.4 related to losses incurred in the period, the tax effect of which outweighed the tax expense arising from the renouncement of expenditures related to flow-through shares issued.

Quarterly Information

Selected financial information for the eight most recent quarters ending September 30, 2020 is as follows:

(unaudited)

	2020			2019				2018
(in thousands of Canadian dollars, exepct per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	-		-	-	-	-	-	-
Income (loss) for period	4,977	(4,068)	(3,198)	(2,963)	(2,526)	(2,036)	(4,088)	(4,030)
Basic income (loss) per share	0.07	(0.06)	(0.05)	(0.05)	(0.04)	(0.03)	(0.07)	(0.07)
Diluted income (loss) per share	0.07	(0.06)	(0.05)	(0.05)	(0.04)	(0.03)	(0.07)	(0.07)

The quarterly losses, comprised mainly of administrative expenses, were offset by varying income related to the flow through share premiums.

In the current quarter, net income includes a $4.9 million reversal of stock-based compensation expense previously recognized through the statement of loss and comprehensive loss to reflect the revised estimated vesting period of non-market condition, performance vesting stock options. In the fourth quarter 2018, the loss for the period included a charge related to the impairment of investment in associate. In the first quarter 2019, the loss for the period included higher stock-based compensation expense compared to other quarters as it included a $0.9 million charge related to amortization of RSUs granted in December 2018 and vested and fully expensed during the quarter. In the first and second quarters of 2020, the loss for the period also included higher stock-based compensation expense compared to other quarters as it included a $1.2 million and $0.8 million, respectively, of charges related to amortization of RSUs granted in December 2019 that were vested during the second quarter of 2020.

Mineral Interest Activities

During the first nine months of 2020, the Company added an aggregate of $28.3 million of expenditures that were attributed to mineral interests. Cash expenditures of $20.9 million were made at KSM (64%), Iskut (22%), Snowstorm (10%), Courageous Lake (3%), and 3 Aces (2%).

At KSM, in the current quarter, the Company executed its planned geotechnical and exploration drilling programs at the project. The programs were active throughout the quarter and were completed in late October, subsequent to the current quarter end. The objective of the geotechnical drilling program is to test the condition of the rocks along the proposed route of the Mitchell Treaty Tunnels, a proposed key infrastructure component of the project. The exploration program included drilling in an area previously untested. Results of drilling will be analyzed in the fourth quarter and may form the basis of plans for follow-up work in 2021.

In July 2020, the Company placed $2.7 million on deposit with a financial institution pledged as security for the Fish Habitat Offsetting Plan obligation at KSM. Of the $2.7 million, $1.8 million is related to the construction phase of the plan that is currently expected to commence during the second quarter of 2021. The remaining $0.9 million is related to monitoring phase that is currently expected to commence in 2022 and continue for 10 years. And subsequent to quarter end, the Company placed $2.5 million on deposit with a financial institution pledged as security for the Taft Fish Habitat Offsetting Plan obligation at KSM. Of the $2.5 million, $1.5 million is related to the construction phase of the plan that is currently expected to commence in 2022. The remaining $1.0 million is related to the monitoring phase that will commence after the completion of the construction phase and will continue for 10 years. Subject to approval by the Department of Fisheries and Oceans, the security deposits can be released at the end of the construction and monitoring phases of the plan.

In the current quarter at Iskut, the Company conducted its 2020 exploration program. The program was designed based on the results of the exploration work conducted in 2019. The 2019 program entailed the use of deep penetrating geophysical techniques to define potential drill targets. Evaluation of the results of these studies culminated in the Company planning an initial drill test for a gold/copper porphyry deposit below the Quartz Rise lithocap. In addition to this exploration work at Iskut, the Company carried out a minimal program to continue the reclamation and closure activities at the Johnny Mountain mine site. In the current and the comparative quarter in 2019, reclamation disbursements amounted to $0.3 million and $0.5 million, respectively, that were charged to the provision for reclamation liabilities.

At Snowstorm, the Company continued its 2020 exploration program that was planned based on the results of the first drill program and ground geophysical studies, completed in 2019. The results of that program further refined drill targets that are being tested in 2020.

The Company has been evaluating the best path forward at Courageous Lake. Options include securing a joint venture partner, the sale of all or a portion of the project, updating the 2012 PFS with a smaller initial project or conducting additional exploration outside the area of known reserves and resources. Current period work has focused on a high-level study of a smaller project and footprint than envisaged in the 2012 PFS.

In the second quarter of 2020, the Company acquired a 100% interest in the 3 Aces gold project in the Yukon, Canada from Golden Predator Mining Corp. The Company issued 300,000 common shares valued, on the issue date, at $6.6 million. Should the project attain certain milestones, the Company will potentially pay an additional $2.25 million. During the current quarter, management commenced planning next steps of evaluation and exploration and completed some necessary repairs to the exploration camp on site for potential use in 2021.

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization, which has caused significant financial market and social dislocation. In response, the Company has implemented measures to safeguard the health and well-being of its employees, contractors, consultants and community members to ensure their safety. Many of the Company’s employees worked from home prior to the pandemic, but its employees that worked in one of its offices have worked from home during periods of lockdown. The Company has reduced the scope of the work programs at its projects that it had originally planned for 2020 in order to observe social distancing and implement preventative actions at exploration camps. Although these measures limited the number of personnel accommodated at the camps, the effect on the effectiveness of the programs was minimal for 2020. The Company has continued to move forward with its exploration and development work at KSM, Iskut, Snowstorm and 3 Aces projects. In addition, the Company’s engagement with potential joint venture partners or potential acquirors of KSM or Courageous Lake has slowed as major mining companies have focused on addressing the needs of their existing operations as a result of the pandemic.

The Company continues to have full access to its properties in Canada and the United States and has managed to adequately staff its camps for planned programs. The Company has not experienced problems with obtaining the supplies needed for its work programs. The Company has instituted and will continue to implement operational and monitoring protocols to ensure the health and safety of its employees and stakeholders, which follow the advice of local governments and health authorities where it operates. The Company plans work programs on an annual basis and adjusts its plans to the conditions it faces for funding and executing programs as it plans and operates its work programs. It expects to be able to continue operating on this basis going forward.

Liquidity and Capital Resources

The Company’s working capital position at September 30, 2020, was $39.9 million, up from $12.5 million at December 31, 2019. Included in current liabilities at September 30, 2020 is $2.4 million for flow-through premium liability which is a non-cash item (December 31, 2019 - $0.1 million) and will be reduced as flow-through expenditures are incurred. Increase in cash resources, including cash and cash equivalents and short-term deposits, was the net result of cash raised through financings (discussed below) and exercise of options, partially offset by cash used in acquisitions, environmental and exploration projects, and corporate and administrative costs. During the nine months period September 30, 2020, the Company received $3.4 million upon exercise of 306,503 stock options. Subsequent to the quarter end, the Company received $0.6 million upon exercise of 50,136 stock options.

During the second quarter of 2020, the Company closed a non-brokered private placement of 1,440,000 common shares at a price of $11.75 per common share for net proceeds of $16.9 million. No commissions were paid on the financing.

During the second quarter in 2020, the Company also issued 345,000 flow-through common shares at $32.94 per common share for aggregate gross proceeds of $11.4 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement is December 31, 2020. At the time of issuance of the flow-through shares, $3.9 million premium was recognized as a liability on the consolidated statements of financial position. During the nine months ended September 30, 2020, the Company incurred $4.2 million of qualifying exploration expenditures and $1.4 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive loss.

In 2019, the Company filed a short form base shelf prospectus with securities commissions in Canada and a corresponding registration statement on Form F-10 with the United States Securities and Exchange Commission. The shelf prospectus filings will allow the Company to make offerings of common shares up to an aggregate total of C$100 million until June 2021 and provides flexibility should additional funding be required for general corporate purposes or future exploration and evaluation work on the Company’s projects. Common shares may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more shelf prospectus supplements and, subject to applicable regulations, may include AT-The-Market offerings (“ATM”) (discussed below), public offerings or strategic investments.

In 2019, the Company entered into an agreement with two securities dealers, for an ATM offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$40 million in value of common shares of the Company directly on the New York Stock Exchange. This program can be in effect until the Company’s current C$100 million Shelf Registration Statement expires in June 2021. Net proceeds from the ATM Facility can be used to advance exploration and development of the Company’s projects, potential future acquisitions, and for working capital and general corporate purposes.

During the three months ended September 30, 2020, the Company issued 523,757 shares, at an average selling price of $25.27 per share, for net proceeds of $13.0 million under Company’s ATM offering. During the nine months ended September 30, 2020, the Company issued 1,327,046 shares, at an average selling price of $21.94 per share, for net proceeds of $28.5 million under Company’s ATM offering. During the fourth quarter of 2019, the Company issued 231,084 shares, at an average selling price of $17.58 per share, for net proceeds of $4.0 million under Company’s ATM offering.

During the third quarter 2019, the Company issued 100,000 flow-through common shares at $24.64 per common share for aggregate gross proceeds of $2.5 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement is December 31, 2019. At the time of issuance of the flow-through shares, $0.5 million premium was recognized as a liability on the consolidated statements of financial position. During 2019, the Company incurred $2.0 million of qualifying exploration expenditures and $0.4 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive loss. During the nine months ended September 30, 2020, the Company incurred another $0.5 million of qualifying exploration expenditures and the remaining $0.1 million premium was recognized through other income on the consolidated statements of operations and comprehensive loss.

In December 2018, the Company issued 250,000 flow-through common shares at $20.50 per share for aggregate gross proceeds of $5.1 million. Proceeds of this financing were used to fund the 2019 KSM and Iskut programs. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2018. A $0.8 million premium was recognized as a liability on the consolidated statements of financial position with the balance recorded as share capital. During the nine months ended September 30, 2019, $5.1 million of qualifying exploration expenditures were incurred and the entire $0.8 million premium was recognized through other income on the consolidated statement of operations and comprehensive loss.

During the current quarter, operating activities, including working capital adjustments, provided $2.9 million cash compared to $1.1 million cash used by operating activities in the comparative quarter in 2019. Cash generated by the operating activities during the current quarter, was mainly related to the working capital movements. During the nine months ended September 30, 2020, operating activities, including working capital adjustments, used $6.0 million cash compared to $6.5 million cash used in the comparative period in 2019. Lower cash used by the operating activities in 2020, was mainly related to the deferral of certain reclamation work at the Johnny Mountain Mine.

As reported in the Company’s 2018 and 2019 annual financial statements, in early 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported, as Canadian Exploration Expenses (CEE) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagrees with the notice and responded to the CRA auditors with additional information for their consideration. In January 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. During the second quarter in 2020, the Company filed an objection to the Part Xll.6 tax owing and is awaiting a response. Based on these reassessments, the Company anticipates that the CRA will reassess investors with reduced CEE deductions. The Company’s and investors’ reassessments can be appealed to the courts. The Company has indemnified the investors that subscribed for the flow-through shares. The potential tax indemnification to the investors is estimated to be $11.6 million. No provision has been recorded related to the tax nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest, for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016, with a corresponding increase to mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance while the objection is reviewed. In early 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a notice of appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. The Company is now in the discovery process with the Department of Justice and will continue to move the appeal process forward as expeditiously as possible. The Company intends to continue to fully defend its position. The Canada Revenue Agency (CRA) has withheld HST refunds due to the Company that would fully cover the residual balance, including interest, should the Company be unsuccessful in its challenge.

Outlook

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and to further explore the Iskut, Snowstorm and 3 Aces projects to either sell or enter into joint venture arrangements with major mining companies.

The COVID-19 outbreak has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to business globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. Working closely with the health authorities and with its business partners, the Company developed effective procedures for operating safely in the current global health crisis.

While at this point the Company cannot reasonably estimate the impact of COVID-19 on potential operations, to date, the COVID-19 crisis has not materially impacted the Company’s operations. With the increase in the price of gold since the start of the pandemic, the Company has enjoyed favourable capital markets and has continued to raise funds under its ATM offering of common shares and its financial condition has not been adversely impacted by the pandemic. As a company without revenue from operations, its financial performance has not been impacted by the pandemic. The Company will continue to monitor developments of the pandemic and continuously assess the pandemic’s potential further impact on the Company’s operations and business.

Subject to the above, the Company intends to continue its pursuit of a joint venture agreement on the KSM Project with a suitable partner on terms advantageous to the Company, since it does not intend to build or operate the project alone. The KSM Project includes multiple deposits and provides a joint venture partner, or purchaser, flexibility in the design of the project. In accordance with its priorities and risk tolerance, the Company believes that it does not make sense for it to start preparing a feasibility study on the KSM Project on its own. The current KSM pre-feasibility study (“PFS”) includes recommendations on additional work that could be completed to advance the project, including budget estimates. The work that a joint venture partner might choose to complete might include some or all of this recommended work and might include significantly more work, and so the timing and cost for a joint venture partner to conclude the recommended work or a feasibility study is impossible to predict. The Company plans its work to advance the KSM Project on an annual basis, when the results of one year’s work have been received and analyzed, planning for the next year begins. When planning its programs, the Company will consider the recommended work in the PFS, but the Company will decide work based on its priorities, the results of its advancement work and the items it believes are best left for a joint venture partner to decide. Certain data collection work and studies that are likely required regardless of the ultimate KSM Project design and steps towards satisfying conditions in its environmental assessment certificate have been undertaken and work on them is likely to continue. Plans for each year are typically announced in the second quarter of the year and budgets are established at the beginning of the year.

The Company also hopes to fully complete the second drill program at Snowstorm in search of a Getchell/Twin Creeks style deposit and analyze the data from the initial drill test for a gold/copper porphyry deposit below the Quartz Rise lithocap at Iskut. Also, at Iskut, the Company will continue to plan 2021 reclamation and closure program for the Johnny Mountain Mine in cooperation with the Tahltan Nation and B.C. regulators. At 3 Aces, the Company intends to assemble all of the historic data generated at 3 Aces into a 3-D model and identify targets to potentially drill in 2021. At Courageous Lake, the Company will continue to evaluate the best path forward including the potential of securing a joint venture partner, the sale of all or a portion of the project, updating the 2012 PFS with a smaller initial project or conducting additional exploration outside the area of known reserves and resources to improve project economics..

Internal Controls Over Financial Reporting

The Company’s management under the supervision of the Chief Executive Officer and Chief Financial Officer are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The control framework used is Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Changes to Internal Controls Over Financial Reporting

There was no change in the Company’s internal controls over financial reporting that occurred during the period beginning on July 1, 2020 and ended on September 30, 2020, that has materially affected or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of September 30, 2020, that they are appropriately designed and effective and that since the December 31, 2019 evaluation, there have been no material changes to the Company’s disclosure controls and procedures.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Shares Issued and Outstanding

At November 10, 2020, the issued and outstanding common shares of the Company totaled 67,418,772. In addition, there were 2,645,202 stock options, and 500,000 warrants outstanding. Assuming the conversion of all of these instruments outstanding, there would be 70,563,974 common shares issued and outstanding.

Related Party Transactions

During the nine months ended September 30, 2020, there were no payments to related parties other than compensation paid to key management personnel.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration expenditures, the value of stock-based compensation, asset retirement obligations, deferred income tax, and potential tax contingencies. All of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options and warrants might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders. The Company used historical data to determine volatility. However, the future volatility is uncertain.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

The provision for asset retirement obligations is the best estimate of the present value of the future costs of reclaiming the environment that has been subject to disturbance through exploration activities or historical mining activities. The Company uses assumptions and evaluates technical conditions for each project that have inherent uncertainties, including changes to laws and practices and to changes in the status of the site from time-to-time. The timing and cost of the rehabilitation is also subject to uncertainty. These changes, if any, are recorded on the consolidated statements of operations and comprehensive loss as incurred.

The Company has net assets in Canada and the United States and files corporate tax returns in each. Deferred tax liabilities are estimated for tax that may become payable in the future. Future payments could be materially different from our estimated deferred tax liabilities. We have deferred tax assets related to non-capital losses and other deductible temporary differences. Deferred tax assets are only recognized to the degree that it shelters tax liabilities or when it is probable that we will have enough taxable income in the future to recover them.

Risks and Uncertainties

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Forward Looking Statements

The consolidated financial statements and management’s discussion and analysis and any other materials included with them, contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.